BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Stockholders
Capital Investment Group, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Capital Investment Group, Inc. (the "Company") as of December 31, 2024 and 2023, and the related statements of income and retained earnings, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information in schedules 1-4 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the Company's auditor since 1985.

Raleigh, North Carolina
February 24, 2025

CAPITAL INVESTMENT GROUP, INC.

Balance Sheets

December 31, 2024 and 2023

	2024	2023
Assets		
Current assets:		
Cash and cash equivalents	$ 2,942,950	$ 1,921,239
Receivable from clearing agent	371,955	164,275
Other receivables	627,458	697,071
Prepaid expenses	5,428	4,885
Total current assets	3,947,791	2,787,470
Property and equipment, net	-	-
Goodwill - customer acquisition	300,000	300,000
Notes receivable, less current portion	1,200	1,200
	$ 4,248,991	$ 3,088,670

Liabilities and Stockholders' Equity		
Current liabilities:		
Commissions payable	$ 1,024,903	$ 996,531
Accounts payable	201,899	140,156
Accrued retirement	6,791	6,547
Total current liabilities	1,233,593	1,143,234
Legal settlements	1,580,145	891,645
Total liabilities	2,813,738	2,034,879
Stockholders' equity:		
Common stock, no par value	6,000	6,000
Additional paid-in capital	2,031,376	181,376
Retained earnings (accumulated deficit)	(602,123)	866,415
Total stockholders' equity	1,435,253	1,053,791
	$ 4,248,991	$ 3,088,670

See accompanying notes and accountant's report.

(1) Organization and Significant Accounting Policies

Capital Investment Group, Inc. (the "Company") was incorporated as a North Carolina corporation on January 4, 1984 to provide investment services to investors as a fully disclosed introducing broker-dealer. The Company operates in North Carolina and is licensed to operate in all other forty-nine states plus the District of Columbia and Puerto Rico. It operates in states other than North Carolina primarily through independent representatives. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulation Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts, nor does it perform custodial functions related to customer securities.

Revenue Recognition

Revenue is recognized at the point-of-sale when promised services or product is transferred to customers in an amount that is reflective of what the Company expects to receive in exchange for those services. Revenue can also be recognized at the point it is received if no reasonable estimate can be determined. Revenue is reported on a gross basis. The commissions and fees are paid to the advisors for initiating the transaction. See Note 10 for further discussion of revenues.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Receivable from Clearing Agent and Other Receivables

The Company clears certain transactions though a clearing agent on a fully disclosed basis. Commissions and fees owed to the Company from the clearing agent have been recorded as a receivable from clearing agent. In addition, the Company has accrued certain other commissions and fees that were earned prior to year end. The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance for doubtful accounts is required for 2024 and 2023.

Goodwill

Goodwill represents the aggregate excess of the cost of assets acquired over their fair value at the date of acquisition. It consists primarily of payments to brokers joining the Company for their intangible assets. Each year the Company completes a goodwill impairment test. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair value of the Company is estimated using discounted cash flows and market multiples.

Occasionally brokers leave the Company, at which time their intangibles, recorded in goodwill, are deemed worthless.

(1) Organization and Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

Income Taxes

The Company has elected S corporation status under the Internal Revenue Code whereby its income is taxed to the individual stockholders; therefore, there is no tax provision for this Company. Management does not believe the financial statements include any significant uncertain tax positions.

Advertising

Advertising and related costs are expensed as incurred. Advertising expense was $16,284 and $16,005 in 2024 and 2023, respectively.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires all public entities, including those with a single reportable segment, to disclose additional information about a reportable segment's expense in interim and annual periods, among other requirements. The new guidance does not change how a public entity identifies its operating segments, aggregates those operating segments or applies the quantitative thresholds to determine its reportable segments. The guidance in FASB ASU 2023-07 is effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and should be applied retrospectively to all periods presented in financial statements.

(2) Fair Value of Financial Instruments

Financial instruments held by the Company include accounts and notes receivable and accounts and commissions payable. The Company believes that the carrying amount of these financial instruments approximates their fair value.

(3) Concentration of Credit Risk

The Company maintains cash balances at several financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2024 and 2023, the Company's uninsured cash balances totaled $2,328,704 and $1,262,925, respectively.

(4) Notes Receivable

The Company has made various unsecured loans to employees and registered representatives. The loans bear interest at various rates and reflect various repayment terms. The balances at December 31, 2024 and 2023 are as follows:

	2024	2023
Notes receivable	$ 1,200	$ 1,200
Less current portion	-	-
Long-term portion	$ 1,200	$ 1,200

(5) Property and Equipment

Property and equipment is summarized by major classifications as follows:

	2024	2023
Office equipment	$ 80,398	$ 80,398
Leasehold improvements	14,820	14,820
	95,218	95,218
Less accumulated depreciation	95,218	95,218
	$ -	$ -

Depreciation expense amounted to $0 and $642 in 2024 and 2023, respectively.

(6) Common Stock

The authorized, issued and outstanding common stock of the Company consisted of the following as of December 31, 2024 and 2023:

	Issued and Outstanding Shares
Common stock - class A, voting, 50,000 shares authorized	738
Common stock - class B, non-voting, 50,000 shares authorized	485
	1,223

(7) Retirement Plan

The Company maintains a defined contribution 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Voluntary employee participation in the plan is limited to U.S. Treasury Department Regulations. The Company contributed $64,680 and $67,336 in 2024 and 2023, respectively.

(8) Related Parties

The Company receives fees from Capital Advisors, LLC (a company related by common ownership) for accounts under management of $730,746 and $667,085 in 2024 and 2023, respectively.

The Company receives insurance commissions from Capital Insurance Affiliates (a company related by common ownership) in the amount of $427,547 and $114,554 in 2024 and 2023, respectively.

Under a formal agreement, the Company receives management fees from the following companies related by common ownership for expenses paid on its behalf and for services provided by its employees:

	2024	2023
Capital Investment Brokerage, Inc.	$ 75,000	$ 60,000
Capital Investment Advisory Services, LLC	200,000	175,000
Capital Investment Counsel, Inc.	50,000	50,000
Capital Insurance Affiliates	28,000	25,000

In addition, the Company collects and pays out fees on behalf of Capital Investment Counsel, Inc. (a company related by common ownership). These fees amounted to $252,859 and $175,698 in 2024 and 2023, respectively.

(9) Leases

The Company pays rent on certain office space in Raleigh, North Carolina, which is leased by Capital Investment Companies (a related entity). The Company's rent is estimated based on the amount of space it utilizes. There is no formal agreement between the two companies; therefore, rent is paid on a month to month basis. Rent expense amounted to $97,754 and $98,431 in 2024 and 2023, respectively.

(10) Revenues

Performance Obligations

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Commission Revenue

Commission revenue represents sales commissions generated by advisors for their clients' purchases of securities. The category includes commissions generated by the sale of securities on the exchanges and the sale of investment company shares. Front-end sales commissions and related clearing costs associated with trades introduced by the clearing broker-dealer are recognized on a trade date basis.

(10) Revenues, Continued

Commission Revenue, Continued

Trailing commission revenue varies by investment product and is based on a percentage of the current market value of clients' investments in eligible assets and recognized over the period during which services are performed. Due to the fact that trailing commission revenue is based on the market value of investments, this variable consideration is constrained until the market value is determinable.

Insurance Products

Commissions are also recognized on the sale of insurance products. Commissions paid by the insurance carrier are based on a percentage of the premium the insurance carrier charges the policyholder. Annual trailing commissions are paid at the time the policyholder renews the contract. Variable and fixed annuities also pay a commission at the time of sale. Annuity trail revenues are based on asset value and recognized over time. Due to the fact that trailing commission revenue is based on the market value of investments this variable consideration is constrained until the market value is determinable.

Asset-Based Revenue

Asset-based revenue is generated from fee sharing arrangements with clearing broker-dealer's cash sweep programs. Cash sweep fees are generated based on advisors' clients' cash sweep accounts. The uninvested cash balances are swept into third-party money market funds for which the clearing broker-dealer receives fees. The Company receives a portion of those fees based upon the related contractual arrangement with the clearing agent. The programs include money market and margin sweep accounts. Asset-based revenue is recognized over time.

Revenue from Registered and Unregistered Offerings

Revenue from registered or unregistered offerings represents sales concessions generated by the advisor for their clients' purchase of alternative offerings. The concessions are determined based on a percentage of the invested amount. The revenue is recognized at the point-of-sale.

Fees Earned

Fees earned include such revenue items as 12b-1 fees, solicitor fees, registered investment advisor (RIA) oversight fees, sponsorship fees, and intercompany fees. Trailing 12b-1 commission revenue is generally based on a percentage of the current market value of client eligible assets and is recognized in the period that the ongoing support is performed. Trail revenue is recognized over time. The Company receives fees from product sponsors, primarily mutual fund, annuity, and alternative companies for marketing support and sales education. The fee is generally computed as a fixed fee (point-of-sale) or a percentage of sales (over time). The Company receives fees from its role as fund distributor and recognizes that income at the point-of-sale. Certain independent financial advisors conduct their advisory business outside of the Company's affiliated RIA firm. These advisors pay either a predetermined flat fee (point-of-sale) or percentage of revenue (over time) to offset oversight expenses. Solicitor fees are also generated by our affiliated RIA, Capital Investment Advisors, and revenue is recognized over time.

Other Revenue

The Company receives compensation for miscellaneous rebates such as postage and handling, IRA fees and inactive account fee rebates. Revenue is earned at the point-of-sale.

(10) Revenues, Continued

Disaggregation of Revenues

The following table depicts the disaggregation of the various types of revenue generated by the Company:

	2024	2023
Commission revenue	$ 3,052,863	$ 2,882,234
Insurance products	10,546,253	10,442,092
Asset based revenue	953,314	740,576
Revenue from registered and unregistered offerings	584,074	523,027
Fees earned	4,511,410	4,412,051
Other revenue	211,232	229,834
	$ 19,859,146	$ 19,229,814

The following table sets forth revenue disaggregated by recognition pattern:

	2024	2023
Point-in-time	$ 11,189,006	$ 10,926,541
Over time	8,670,140	8,303,273
	$ 19,859,146	$ 19,229,814

Receivables from Contracts with Customers

The following presents the total of accounts receivable from contracts with customers:

	2024	2023
Receivables from contracts with customers:		
Beginning	$ 861,346	$ 951,540
Ending	999,413	861,346

(11) Off-Balance Sheet Risk

Pursuant to a clearance agreement, all securities transactions are handled through a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short securities positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions originated by the Company. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor the collateral available on customers' accounts.

(12) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $187,583 and $135,659 as of December 31, 2024 and 2023, respectively, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2024 and 2023, the Company's net capital was $983,105 and $561,918 respectively, which was $795,522 in excess of its required net capital in 2024 and $426,259 in excess of its required net capital in 2023. The Company's ratio of aggregate indebtedness to net capital was 2.86 to 1 and 3.62 to 1 as of December 31, 2024 and 2023, respectively.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k) (2) (ii), as the Company does not carry security accounts for customers or perform custodial functions relating to the customers' securities. Under the exemption, the Company is not required to maintain a reserve for the benefit of customers.

(13) Commitments and Contingencies

The Company is involved in various lawsuits in the normal course of business. The Company maintains errors and omissions (E & O) insurance to reduce the risk associated with customer claims. Management, after consultation with outside legal counsel, accrued a loss contingency. The following details the loss contingency balance as of December 31, 2024 and 2023:

	2024	2023
Legal settlements payable, beginning of year	$ 891,645	$ 681,610
Additional accruals	1,345,185	802,500
Expenses and disbursements	(2,177,423)	(676,471)
Adjustments to accrual	1,520,738	84,006
Legal settlements payable, end of year	$ 1,580,145	$ 891,645

Included in legal settlements on the statements of income are settlements and awards that either fall outside the scope of the (E & O) insurance or are below the deductible. In 2024 and 2023, the Company expensed $20,187 and $0 respectively, in settlements primarily from lawsuits incidental to its investment services. Also included in legal settlements are $859,565 and $0, amounts received under the Company's insurance in 2024 and 2023, respectively.

(14) Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory. The Company has identified its chief executive officer as the chief operating decision maker (CODM), who uses revenue as well as net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, see Note 12, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the organization and significant accounting policies section of the notes to the financial statements. The statements of income and retained earnings (accumulated deficit) on page 5 presents the segment revenue and expenses for the years ended December 31, 2024 and 2023.

(15) Subsequent Events

The date to which events occurring after December 31, 2024, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 24, 2025, the date the financial statements were available to be issued.